

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2007

Mr. Guy Elliott
Finance Director
Rio Tinto Plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re: Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 23, 2006**
> **Response Letter Dated June 27, 2007**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliott:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief